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Tyler Hayes · 3rd

CEO at Atom Limbs 💪 world's first mind-controlled bionic arm (yes it's real!) atomlimbs.com

San Francisco, California, United States · **Contact info**

500+ connections

 Atom Limbs

St. Olaf College

Experience

 **CEO**
Atom Limbs · Full-time
Sep 2020 – Present · 1 yr 2 mos
San Francisco Bay Area

The world's first mind-controlled bionic arm. (Yes it's real!) Videos at https://atomlimbs.com

More quick info at https://twitter.com/thetylerhayes/status/1306993068315353089

 🔗 Atom Touch 💪 The world's first mind-...

bebo **Co-Founder**
Bebo
Mar 2016 – Jun 2019 · 3 yrs 4 mos
Acquired by Amazon, 2019

 **Founder & CEO**
Prime
Jun 2013 – Feb 2016 · 2 yrs 9 mos

 **DISQUS**
2 yrs 8 mos

Product
Nov 2012 – Jun 2013 · 8 mos
Acquired by Zeta Global, 2018

Community
Nov 2010 – Nov 2012 · 2 yrs 1 mo

 **Owner**
Tyler the Techie
Jun 2008 – Nov 2010 · 2 yrs 6 mos

"I'm your home IT guy."

Show 1 more experience ⌄

Education

 **St. Olaf College**
Bachelor of Arts - BA, Psychology
2004 – 2008

 **St. Olaf College**
Bachelor of Arts - BA, Asian Studies/Civilization
2004 – 2008